767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

January 18, 2022

VIA EDGAR TRANSMISSION

Jennifer Lopez-Molina

Erin Jaskot

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, D.C. 20549

Re:	Athena Pubco B.V.

Amendment No. 1 to Registration Statement on Form F-4

Filed December 14, 2021

File No. 333-259916

Dear Ms. Lopez-Molina and Ms. Jaskot:

On behalf of our client, Athena Pubco B.V., (the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 12, 2022, relating to Amendment No. 1 to the Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on December 14, 2021. In connection with these responses, the Company is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Securities and Exchange Commission
January 18, 2022

What are the possible sources and the extent of dilution that the Spartan Stockholders that elect not to redeem..., page 11

1.    Comment: We note your revised disclosure in response to comment 4 and reissue the comment in part. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders or tell us where it is disclosed.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 12 and 13 of the Amended Registration Statement.

Total Allego Ordinary Shares to Be Issued..., page 27

2.    Comment: Please revise to present total ownership amounts taking into account exercise of the outstanding Spartan Warrants. Please also tell us why the beneficial ownership disclosure included on pages 221-222 assumes that no Spartan Warrants are exercisable within 60 days of the business combination, as it appears that the Spartan Warrants are exercisable 30 days after the completion of the initial business combination.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Notice and Letter to Stockholders and on pages 9-11, 28-30, 79, 85, 126-128, 228 and 229 of the Amended Registration Statement to present total ownership amounts taking into account exercise of the outstanding Spartan Warrants and to reflect that the Spartan Warrants are exercisable within 60 days of the business combination.

Allego may need to raise additional funds, page 47

3.    Comment: Please revise the heading of the risk factor to clearly state that Allego is dependent on additional financing and/or completion of the Business Combination to continue its current operations and execute its business plan, to the extent accurate. Please also revise to clarify that Allego has drawn down the entire amount available under its existing senior debt facility. Please make similar revisions in the Risk Factor discussion contained in the Summary of the Proxy Statement/Prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 39 and 49 of the Amended Registration Statement.

Risk Factors

Madeleine will own a significant amount of Allego’s voting stock…,page 84

4.    Comment: We note your revised disclosure that “Meridiam, which controls Madeleine, is a Benefit Corporation under the meaning of French law, and has made a

Securities and Exchange Commission
January 18, 2022

commitment to social and environmental sustainability and is dedicated to achieving the UN Sustainability Development Goals. The pursuit of these endeavors may conflict with the other Shareholders of Allego.” Please clarify what is the meaning of a Benefit Corporation under French law and further discuss how this may conflict with the interests of other shareholders.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 85 of the Amended Registration Statement.

Background of the Business Combination, page 108

5.    Comment: We note your revised disclosure in response to comment 15. To provide additional context for investors, please discuss why the “informal negotiations, meetings and conversations with several of the potential acquisition targets” did not result in offers. In this regard, we note your disclosure that “Spartan presented term sheets or illustrative transaction structures…to each of these potential acquisition targets. Spartan engaged in informal negotiations, meetings and conversations with several of the potential acquisition targets with respect to the potential terms and conditions of the transaction, but no offers were made as a result of these informal negotiations.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 111 of the Amended Registration Statement.

6.    Comment: We note your revised disclosure in response to comments 17 and 20. Please expand your disclosure throughout this section to include a more detailed description of the market conditions, “trends in the SPAC market” and trading performance of public companies that were considered when determining to further reduce the valuation of Allego and the Private Placement amount. Similarly, further discuss the key points of disagreements regarding the terms of the transaction and discuss the negotiations that took place for these to be resolved. In this regard, provide additional context for your disclosure that “[d]isagreements regarding the terms of the transaction were resolved through discussions among the representatives of Spartan and Allego, as well as the exchange of drafts of the definitive documents.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 114-116 of the Amended Registration Statement.

7.    Comment: We note your revised disclosure on page 119 that “Allego’s forecasts reflect discussions with certain of its commercial customers in respect of their plans and anticipated needs over the period of its forecasts.” Please clarify that Allego has not entered into any legally binding agreements with regards to these discussions, if true, and highlight any related uncertainty with regards to these anticipated needs and its effect on the period covered by the forecasts.

Securities and Exchange Commission
January 18, 2022

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 122-123 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus

Total Allego Ordinary Shares to Be Issued in the Business Combination, page 26

8.    Comment: We note your response to comment 20, that “numerous third parties participated in the Private Placement, accounting for a total of up to $76 million of the aggregate $150 million of commitments.” Please revise your disclosure to clarify, as you do in your response, the amount or percent of your Private Placement that relates to investments by affiliates and unaffiliated third party investors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 28, 109 and 116 of the Amended Registration Statement.

The Spartan Board’s Reasons for the Approval of the Business Combination, page 114

9.    Comment: We note your revised disclosure in response to comment 23 that the Board compared Allego Holding’s Operational EBITDA against its competitors. Please revise to include a discussion of the Operational EBITDA of Allego’s competitors that was considered by the Board when approving and recommending the transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 118 and 123 of the Amended Registration Statement.

Unaudited Prospective Financial Information, page 117

10.    Comment: We note your revised disclosure on page 118 in response to comment 25 regarding the assumptions “that the EV charging market will continue to grow and the total addressable market will grow between 2021 and 2025 in each case, with an average annual growth rate of 47%, and that within that market, Allego will maintain its current market share of 12% of the fast and ultra-fast charging demand.” Please disclose the basis or source for your assumption that the average annual growth rate of the total addressable market will grow at an average annual growth rate of 47% and considering your historical revenues to date, explain the basis for your projections beyond year three and why you believe the growth rate and projected financial information is reasonable.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 121 and 122 of the Amended Registration Statement.

Securities and Exchange Commission
January 18, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 152

11.    Comment: We note you provided unaudited pro forma financial information of Spartan Acquisition Corp. III for the period ended June 30, 2021 rather than September 30, 2021. Please tell us how you determined that this complies with Rule 11-02(c) of Regulation S-X, or revise.

Response: We respectfully advise the Staff that we have determined that the unaudited pro forma financial information presented in the Registration Statement complies with Rule 11-02(c) of Regulation S-X (“Rule 11-02(c)”). Rule 11-02(c) requires the presentation of (i) a pro forma condensed balance sheet as of the end of the most recent period for which a consolidated balance sheet of the registrant is required by Rule 3-01 of Regulation S-X (“Rule 3-01”), and (ii) a pro forma condensed statement of comprehensive income for (a) the most recent fiscal year and (b) the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. The registrant, Allego, is a foreign private issuer. Under Rule 3-01, a foreign private issuer may file the financial statements required by Item 8.A of Form 20-F (“Item 8.A”) in lieu of the financial statements specified in Rule 3- 01. Item 8.A provides that “If the document is dated more than nine months after the end of the last audited financial year, it should contain consolidated interim financial statements, which may be unaudited (in which case that fact should be stated), covering at least the first six months of the financial year.” Item 8.A further provides “If, at the date of the document, the company has published interim financial information that covers a more current period than those otherwise required by this standard, the more current interim financial information must be included in the document.”

In accordance with Item 8.A, the registrant has included unaudited interim financial statements as of June 30, 2021 and December 31, 2020 and for the six months ended June 30, 2021 and 2020. The registrant has not published interim financial information that covers a more current period. As required by Rule 11-02(c), the registrant has included (i) a pro forma condensed combined statement of financial position as of June 30, 2021, which is the end of the most recent period for which a consolidated balance sheet of the registrant is required by Rule 3-01, and (ii) pro forma condensed combined income statements for (a) the twelve months ended December 31, 2020, which is the registrant’s most recent fiscal year, and (b) the six months ended June 30, 2021, which is the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. We further believe that it is appropriate to present the financial information of Spartan Acquisition Corp. III for the same periods as the registrant in the unaudited pro forma financial information. As such, we respectfully submit that the unaudited pro forma financial information presented in the Registration Statement complies with Rule 11-02(c).

Allego Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 193

12.    Comment: We note your response to comment 34. Please revise to include all required disclosures for your key performance indicator, and utilization rate, pursuant to SEC Release 33-8350.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 203 of the Amended Registration Statement.

13.    Comment: We note your response to prior comment 38 and revised disclosure that references “projects” impacting cost of sales and gross margin between periods. Please expand your discussion to provide more information on the nature of these projects impacting results of operations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 204 of the Amended Registration Statement.

Beneficial Ownership of Securities, page 221

Securities and Exchange Commission
January 18, 2022

14.    Comment: We note your response to comment 2 and we reissue the comment in part. In this regard, we note your disclosure that “[d]ecisions as to how to vote the Allego Ordinary Shares held by Madeleine, as well as the Allego Ordinary Shares held by E8 Investor over which Madeleine has the right to direct the vote, will be made by the board of directors of Madeleine, on which Mr. Touati serves, along with two other individuals.” Please disclose the two other individuals in Madeleine’s board of directors. Please also disclose the person(s) who, directly or indirectly, have or share investment control over the shares held by Madeline and E8 Investor, as your current disclosure speaks only to voting control.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 229-230 of the Amended Registration Statement.

Consolidated Statement of Profit or Loss for the Years Ended December 31, 2020 and 2019, page F-3

15.    Comment: We note your response to comment 42 stating that you are not able to provide the level of granularity with respect to cost of sales due to limitations in your current financial systems. In Note 4 on page F-51, you disclose that the management information provided to the CODM includes financial information related to revenue, cost of sales and gross result by revenue stream and by region. Please tell us whether this cost of sales by revenue stream information included in the CODM package provides the information referenced in prior comment 42, and your consideration of presenting it separately pursuant to paragraph 85 of IAS 1.

Response: In response to the Staff’s comment, the Company respectfully notes that the management information of the Company includes cost of sales for the charging revenue stream and the cost of sales of service revenue stream separately. The disaggregation of cost of sales of service revenue between cost of tangible goods sold and costs of services is not included in our management information. As a result, due to limitations in the Company’s current financial systems, it is not able to provide the level of granularity with respect to cost of sales as set forth in Rule 5-03 of Regulation S-X.

The Company believes that the current disclosures and disaggregation of line items meet the objective of paragraph 85 of IAS 1. Note 4 on page F-51 presents the information in the same manner as management of the Company monitors the operating results of the business for the purpose of making decisions about resource allocation and performance assessment. As such, it is determined that the line items and current disaggregation presented is sufficient and relevant to an understanding of the entity’s financial performance.

To clarify the above, the Company has revised its disclosure on pages F-51 and F-101 of the Amended Registration Statement.

General

Securities and Exchange Commission
January 18, 2022

16.    Comment: We note your revised disclosure in response to comment 46 that “with respect to any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, the federal courts of the United States will be the exclusive forum for resolving any such complaint” (emphasis added). However, Article 32 of Allego’s Articles of Association included as Annex B only references an exclusive forum provision with regards to any actions arising under the Securities Act of 1933. Please revise to ensure consistency.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page B-16 of the Amended Registration Statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8961 or by e-mail at matthew.gilroy@weil.com.

Sincerely yours,

/s/ Matthew J. Gilroy
Matthew J. Gilroy

cc:	Mathieu Bonet, Chief Executive Officer
Ton Louwers, Chief Financial Officer
Amanda Fenster, Esq., Weil, Gotshal & Manges LLP